Exhibit 99.4

SPROTT ANNOUNCES 2020 THIRD QUARTER RESULTS

TORONTO, ON - November 13 , 2020 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three months ended September 30, 2020.

As previously disclosed, all financial figures are now reported in US dollars unless indicated otherwise.

Financial Overview (3 months results)

•	Assets Under Management (“AUM”) were $16.3 billion as at September 30, 2020, up $2.4 billion (17%) from June 30, 2020.

•	Total net revenues (net of commission expenses, trailer fees and sub-advisor fees, carried interest and performance fee payouts) were $31.3 million, reflecting an increase of $14.1 million (82%) from the 3 months ended September 30, 2019.

•	Total expenses (excluding commission expenses, trailer fees and sub-advisor fees, carried interest and performance fee payouts) were $21 million, reflecting an increase of $9.6 million (85%) from the 3 months ended September 30, 2019. The increase was primarily due to:

◦	Higher salaries from new hires related to the acquisition of the Tocqueville gold strategies ("the Acquisition") and higher AIP on increased revenues and earnings across the Company.

◦	Higher contingent consideration related to the Acquisition as a result of higher estimated future operating performance of the acquired assets

◦	These increases were partially offset by lower LTIP amortization and SG&A in the quarter.

•	Net income was $8.7 million ($0.36 per share), reflecting an increase of $4.4 million from the 3 months ended September 30, 2019.

•	Adjusted base EBITDA was $12 million ($0.49 per share), an increase of $4.4 million (58%) from the 3 months ended September 30, 2019.

Subsequent Events

•	On November 12, 2020, the Sprott Board of Directors announced an 8.7% increase to the Company's quarterly dividend, effective immediately

"Our assets under management have increased by 76% in 2020, driven by strong precious metals prices, significant sales in our exchange listed products segment and excellent performance in our managed equities segment," said Peter Grosskopf, CEO of Sprott. "As a result of our robust financial performance and strong capital position, we are pleased to announce that the Board of Directors has approved an increase of the quarterly dividend to USD $0.25 per share, effective immediately. We are confident that our business will support this dividend level without impacting our ability to fund future growth initiatives."

"During the third quarter, Sprott was also added to the S&P/TSX Composite Index and ranked among the 30 top-performing TSX stocks over a three-year period based on dividend adjusted share price appreciation, through inclusion in the TSX30 program," added Mr. Grosskopf.

Assets Under Management (3 months results)

(In millions $)	AUM Jun. 30, 2020	Net Inflows (1)	Market Value Changes	Other (2)	AUM Sep. 30, 2020
Exchange Listed Products
- Physical Trusts	9,181	890	1,060	—	11,131
- ETFs	328	27	26	—	381
	9,509	917	1,086	—	11,512

Managed Equities
- Precious Metals Strategies	2,279	(57)	225	—	2,447
- Other	277	19	16	—	312
	2,556	(38)	241	—	2,759

Lending	893	17	18	(22)	906	(3)

Other	935	—	147	—	1,082

Total	13,893	896	1,492	(22)	16,259

(1) See 'Net Inflows' in the key performance indicators (non-IFRS financial measures) section of this MD&A.

(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.

(3) $1.2 billion of committed capital remains uncalled, of which $0.5 billion earns a commitment fee (AUM), and $0.7 billion does not (future AUM).

Dividends

On November 12, 2020, a dividend of US$0.25 per common share was declared for the quarter ended September 30, 2020.

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Conference Call and Webcast

A conference call and webcast will be held today, November 13, 2020 at 10:00 am ET to discuss the Company's financial results. To participate in the call, please dial (855) 458-4215 ten minutes prior to the scheduled start of the call and provide conference ID 6191323 A taped replay of the conference call will be available until Friday, November 20, 2020 by calling (855) 859-2056, reference number 6191323. The conference call will be webcast live at www.sprott.com and https://edge.media-server.com/mmc/p/6kpdmwn6

 *Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net revenues, expenses, adjusted base EBITDA and net sales) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. For additional information regarding the Company's use of non-IFRS measures, including the calculation of these measures, please refer to the “Non-IFRS Financial Measures” section of the Company's Management's Discussion and Analysis and its annual financial statements available on the Company's website at www.sprott.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

A reconciliation from net income to adjusted base EBITDA is shown below:

	3 months ended
(in thousands $)	Sept. 30, 2020	Sept. 30, 2019
Net income for the periods	8,704	4,336
Adjustments:
Interest expense	320	297
Provision (recovery) for income taxes	1,613	1,473
Depreciation and amortization	992	893
EBITDA	11,629	6,999

Other adjustments:
(Gains) losses on investments (1)	(4,408)	(600)
Non-cash stock-based compensation	871	1,212
Other expenses (2)	3,932	1
Adjusted EBITDA	12,024	7,612

Other adjustments:
Carried interest and performance fees	—	—
Carried interest and performance fee related expenses	—	—
Adjusted base EBITDA	12,024	7,612

(1)	This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.

(2)	In addition to the items outlined in Note 6, Other expenses also includes severance and new hire accruals of $0.2 million for the 3 months ended (3 months ended September 30 - $0.2 million) and excludes income attributable to non-controlling interests (see Other expenses in Note 6 of the interim financial statements)

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) market outlook and future metal prices, including that long-term trends that will determine precious metals prices remain in place and that we expect that future monetary and fiscal interventions by central banks are likely to increase in scale and frequency; (ii) activity in new product development and the pursuit of new avenues for growth; and (iii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

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Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including, without limitation: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) the impact of COVID-19; and (v) those assumptions disclosed under the heading "Significant Accounting Judgments, Estimates and Changes in Accounting Policies" in the Company’s MD&A for the period ended June 30, 2020. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 27, 2020; and (xxix) those risks described under the headings "Managing Risk: Financial" and "Managing Risk: Non-Financial" in the Company’s MD&A for the period ended June 30, 2020. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is an alternative asset manager and a global leader in precious metal and real asset investments. Through its subsidiaries in Canada, the US and Asia, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange under the symbol (NYSE: SII) and Toronto Stock Exchange under the symbol (TSX: SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Director

Investor and Institutional Client Relations

(416) 943-4394

gwilliams@sprott.com

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